

September 29, 2010

<u>Via U.S. Mail and Facsimile</u>

Mario A. Rivas
President and Chief Executive Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, NJ 07059

> **Re: Anadigics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-25662**

Dear Mr. Rivas:

We have reviewed your letter dated September 15, 2010 regarding the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please expand your response to comment 1 to tell us how you complied with Securities Act Rule 415(a)(6) with regard to Registration No. 333-110538.

<u>Compensation Discussion and Analysis</u>

<u>Item 11. Executive Compensation</u>

2.   Please expand your response to clarify the process by which your compensation committee reached the conclusions you note in the last sentence of your response to comment 3, including any aggravating and mitigating factors it considered.

Components of Compensation

3.   Your response to prior comment 6 appears to contain only conclusory statements that you will be incur competitive harm if you were to disclose the targets you mention. Please expand to include an analysis as to how you reached the conclusions expressed in your response. Ensure that such response addresses, at a minimum, how disclosure of financial targets for completed years could reveal "potentially ongoing, competitive matters [that] would result in competitive harm to your business." It is unclear how you reached this conclusion, given that the predictive value would appear subject to significant assumptions by your competition as to your strategic direction. For instance:

- explain why would a past year's performance targets necessarily be predictive of your strategic plans for future years, given that you could assign different weights to these goals or different goals altogether; and

- how would a comparison of these goals as reflected in the performance targets enable someone to draw a specific conclusion with respect to your strategic activities in future years? Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      Please contact Gabriel Eckstein at (202) 551-3286 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 if you have any other questions.

      Sincerely,

      Russell Mancuso
      Branch Chief